SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Wireless Holdings, Inc.

Common Stock, $0.001 par value

97654B 10 0

CUSIP NUMBER

Joseph Hess
301 North Ocean Blvd
Pompano Beach, Florida 33062
561-347-9220

April 7, 2006

 ---------------------------------------------

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

(1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only):

Joseph Hess

(2) Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

(3) SEC Use Only

(4) Source of Funds (See Instructions): PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With

(7) Sole Voting Power:	29,400,000

(8) Shared Voting Power:	0

(9) Sole Dispositive Power:	29,400,000

(10) Shared Dispositive Power:	0

(11) Aggregate Amount Beneficially Owned by Each Reporting Person:	29,400,000

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13) Percent of Class Represented by Amount in Row (11):	97.43%

(14) Type of Reporting Person:	Individual

ITEM 1. SECURITY AND ISSUER.

The security upon which this report is based is the common stock of:

Common Stock, $0.001 par value
Wireless Holdings, Inc. 301 North Ocean Blvd

Pompano Beach, Florida 33062

ITEM 2. IDENTITY AND BACKGROUND.

(a)	Name:	Joseph Hess

(b)	Address:	301 North Ocean Blvd 561-347-9220
Pompano Beach, Florida 33062

(c)                     Principal

(d) - (e)           During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years which would make it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)                     Citizenship:  United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

A portion of these shares were acquired by Joseph Hess in a private transaction for $9,000 paid from his personal funds and the balance of the shares were in consideration for Mr. Hess' shares in Action Wireless, Inc. pursuant to a Stock Purchase Agreement and Share Exchange between the company and Action Wireless, Inc.

ITEM 4. PURPOSE OF TRANSACTION.

As set forth above, these shares were issued to Joseph Hess pursuant to a Stock Purchase Agreement and Share Exchange whereby Action Wireless, Inc. became a wholly owned subsidiary of the Company.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Mr. Hess owns 29,400,000 shares of the Company's common stock or 97.43% of the Company issued and outstanding shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signatures:

Dated: April 7, 2006
/s/ Joseph Hess
Joseph Hess, President